CCHC, LLC, CCH II, LLC and CCH II Capital Corp.
Offer to Exchange up to $450,000,000 Principal Amount Outstanding of
Charter Communications, Inc.’s
5.875% Convertible Senior Notes due 2009
(CUSIP Nos. 16117MAE7 and 16117MAD9)
Dated August 28, 2006
This Exchange Offer will expire at 11:59 P.M., New York City time, on September 8, 2006, unless extended or earlier terminated (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders of the Convertible Notes (as defined below) must tender their Convertible Notes for exchange on or prior to the Expiration Date to receive the Exchange Consideration (as defined below).
August 28, 2006
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      Enclosed for your consideration is an Exchange Offer Prospectus, dated August 28, 2006 (as the same may be amended from time to time, the “Exchange Offer Prospectus”), and a Letter of Transmittal (the “Letter of Transmittal” and, together with the Exchange Offer Prospectus, the “Exchange Offer”) relating to the offer by CCHC, LLC, CCH II, LLC and CCH II Capital Corp. (collectively, the “Offerors”), to pay up to $187,987,500 in cash, 45,000,000 shares of Class A Common Stock (defined below) and $146,250,000 principal amount of CCH II Notes (defined below) to holders (the “Holders”) of up to $450,000,000 of Charter Communications, Inc.’s (“Charter”) $862,500,000 principal amount outstanding 5.875% convertible senior notes due 2009 (the “Convertible Notes”) who elect to exchange their Convertible Notes upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus. Capitalized terms used but not defined herein shall have the meanings given to them in the Exchange Offer Prospectus.
      The Exchange Consideration offered per $1,000 principal amount of Convertible Notes validly tendered for exchange and not validly withdrawn on or prior to the Expiration Date consists of:

•	$417.75 in Cash,

•	100 Shares of Charter’s Class A Common Stock par value $0.001 (the “Class A Common Stock”) and

•	$325.00 Principal Amount of 10.25% Senior Notes due 2010 issued by CCH II, LLC and CCH II Capital Corp., the “CCH II Notes”), as an add-on to its currently outstanding series.
      The Exchange Offer is not conditioned on a minimum amount of Convertible Notes being tendered. We will not accept for exchange more than $450,000,000 principal amount of Convertible Notes (the “Maximum Amount”). As a result, if more than the Maximum Amount of Convertible Notes are validly tendered and not validly withdrawn, we will accept Convertible Notes from each Holder pro rata, based on the total amount of Convertible Notes validly tendered and not validly withdrawn.
      CCH II Notes being offered as part of the Exchange Consideration will be issued under a temporary CUSIP number until the next interest payment date which is expected to be September 15, 2006, at which time it is expected that they will be mandatorily merged into the existing CUSIP number of approximately $1.6 billion outstanding principal amount of CCH II Notes. CCH II Notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000. If, under the terms of the Exchange Offer, any tendering Holder is entitled to receive CCH II Notes in a principal amount that is not an integral of $1,000, the Offerors will round downward the amount of CCH II Notes to the nearest integral multiple of $1,000.
      In addition to the Exchange Consideration we will pay accrued interest on the Convertible Notes from and after the last interest payment date (which was May 16, 2006) up to, but not including, the Settlement Date.
      The “Settlement Date” in respect of any Convertible Notes that are validly tendered for exchange and not validly withdrawn is expected to be not later than the fourth day following the Expiration Date. Holders tendering their

Convertible Notes for exchange after 11:59 p.m., New York City time, on the Expiration Date will not be eligible to receive the Exchange Consideration.
      Notwithstanding any other provision of the Exchange Offer, the Offerors’ obligations to accept Convertible Notes tendered for exchange and to pay the related Exchange Consideration is subject to, and conditioned upon, the satisfaction of or, where applicable, the Offerors’ waiver of, the conditions to the Exchange Offer as set forth in the Exchange Offer Prospectus under the caption “Description of the Exchange Offer — Conditions to the Exchange Offer.”
      For your information and for forwarding to your clients for whom you hold Convertible Notes registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Exchange Offer Prospectus, dated August 28, 2006;

2. A Letter of Transmittal for each of the Convertible Notes for your use and for the information of your clients, which includes a Form W-9 (with instructions) providing information relating to backup U.S. federal income tax withholding; and

3. A printed form of letter which may be sent to your clients for whose accounts you hold Convertible Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.
      DTC participants must tender Convertible Notes for exchange through the DTC Automated Tender Offer Program.
      WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.
      The Offerors will not pay any fees or commission to any broker or dealer or other person (other than the Dealer Managers, Exchange Agent and the Information Agent) for soliciting exchange of Convertible Notes pursuant to the Exchange Offer. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.
      Any inquiries you may have with respect to the Exchange Offer should be addressed to Citigroup or Banc of America Securities LLC, the Dealer Managers for the Exchange Offer, at the telephone numbers set forth below. Additional copies of the enclosed materials may be obtained from Global Bondholder Services Corporation, the Information Agent, at (866) 470-3700 (toll free) or at the address set forth on the back cover of the Exchange Offer Prospectus.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
Collect: (212) 723-7406
U.S. Toll-Free: (877) 531-8365

BANC OF AMERICA SECURITIES LLC
Collect: (212) 933-2200
U.S. Toll-Free: (888) 583-8900 x2200
      NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE OFFERORS, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

      The Exchange Offer is not being made to (nor will Convertible Notes tendered for exchange be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Exchange Offer would not be in compliance with the laws of such jurisdiction.
      IMPORTANT: The Agent’s Message, together with a conformation of book-entry transfer and all other required documents, must be received by the Exchange Agent at or prior to 11:59 p.m., New York City time, on the Expiration Date in order for Holders to receive the Exchange Consideration.

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